As filed with the Securities and Exchange Commission on November 19, 1996

                                                   Registration No. 33-31408

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                             ON FORM S-3 TO FORM S-1

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                        THE CARBIDE/GRAPHITE GROUP, INC.
           (Exact name of the registrant as specified in its charter)

                                    Delaware
                         (State or other jurisdiction of
                         incorporation or organization)

                                   25-1575609
                                (I.R.S. Employer
                               Identification No.)

                         One Gateway Center, 19th Floor
                              Pittsburgh, PA 15222
                                 (412) 562-3700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                     --------------------------------------

                          Nicholas T. Kaiser, Chairman
                        The Carbide/Graphite Group, Inc.
                         One Gateway Center, 19th Floor
                              Pittsburgh, PA 15222
                                 (412) 562-3700
                   (Address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:

                             Roger Mulvhill, Esquire
                             Dechert Price & Rhoads
                               477 Madison Avenue
                               New York, NY 10022
                                 (212) 326-3500
                     --------------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective as and when the securities being registered on this form are sold.
                     --------------------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
--------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                     --------------------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as of the Commission, acting pursuant to said Section 8
(a) may determine.

PROSPECTUS

                                1,148,000 Shares

                        The Carbide/Graphite Group, Inc.

                                  Common Stock



     This Prospectus relates to the offer and sale of 1,148,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of The Carbide/Graphite Group, Inc. (the "Company") which may be offered for sale hereby, including shares of Common Stock which may be issuable upon exercise of outstanding stock options and shares offered for resale following such exercise, from time to time, by any or all of the selling stockholders named herein (the "Selling Stockholders"). See "Security Ownership of Selling Stockholders" contained in this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares.

     On March 1, 1996, 2,457,958 shares of Common Stock (the "Registered Shares") were registered with the Securities and Exchange Commission on Form S-1. On March 6, 1996, 999,958 shares of the Registered Shares were offered pursuant to a Prospectus Supplement and sold by certain selling stockholders named therein through an underwritten public offering. From June 4, 1996 through October 31, 1996, 310,000 shares of the Registered Shares were sold by certain Selling Stockholders. The 1,148,000 Shares of the remaining Registered Shares may be offered for sale hereby.

     The Common Stock is quoted on the NASDAQ National Market System under the symbol "CGGI." On November 19, 1996, the last reported sale price of the Company's Common Stock as reported by the NASDAQ National Market System was $19.25 per share.

     SEE "RISK FACTORS" COMMENCING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                              --------------------

     The Shares of Common Stock to which this Prospectus relates may from time to time be offered and sold by the Selling Stockholders to or through underwriters, through one or more agents or dealers or directly to purchasers. The Shares may be sold by the Selling Stockholders from time to time, in ordinary brokers' transactions through the NASDAQ National Market System at the price prevailing at the time of such sale. The Shares may also be offered in block trades, private transactions, or otherwise. The net proceeds to the Selling Stockholder will be the proceeds received by him upon such sales, less brokerage commissions. All expenses of registration in connection with this offering are being borne by the Company, but the Selling Stockholders will pay any brokerage fees and other expenses of sale incurred by them. See "Plan of Distribution" in this Prospectus.





                The date of this Prospectus is November 19, 1996

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully the factors set forth below as well as the information set forth in this Prospectus prior to purchasing the Shares offered hereby.

Cyclicality of Markets

     The steel industry, which constitutes the market for the Company's graphite electrodes and a major market for its calcium carbide desulfurization products, is highly cyclical. As a result, the Company's steel industry-related products will face periods of reduced demand, which, because of the generally high fixed costs of the Company's business, could result in substantial downward pressure on profitability. Moreover, similar profit pressures within the steel industry may make it difficult for the Company to pass on increased operating costs to its customers through higher prices of graphite electrodes or calcium carbide desulfurization products. Industry prices may decline significantly, which would require the Company to meet the lower prices, thereby reducing its profitability.

     Demand for and sales of graphite electrodes fluctuate from quarter to quarter due to such factors as scheduled plant shutdowns by customers, vacations, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages at customer plants and changes in customer order patterns in response to the announcement of price increases. Generally, these factors tend to affect adversely the Company's results of operations. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes, or "buy-ahead," at the then lower price. A buy-ahead increases sales of electrodes during the period in which it occurs, but results in decreased sales during the period following the price increase, as customers use electrode inventories purchased in the buy-ahead.


Competition

     All of the markets in which the Company participates in both graphite electrode products and calcium carbide products are highly competitive. Participants in both the graphite electrode and calcium carbide markets compete on the basis of service and product quality, reliability, efficiency and price. Additionally, several of the Company's competitors in the graphite electrode business have greater resources than the Company. Competitive factors could require price reductions or increased spending that could materially adversely affect the Company's results of operations.

     The Company's two largest competitors in graphite electrodes, UCAR International, Inc. and SGL Carbon AG, are market and price leaders, each having a worldwide market share in the range of 25% to 35% and electrode production facilities in many countries. The Company is one of a small group of companies each having a worldwide market share of 5% to 7%. While the Company markets its graphite electrodes worldwide, it has no production facility outside of the United States and, accordingly, has significant transportation and duty cost disadvantages relative to its competitors located in foreign markets.


Risks Associated with Export Sales

     While the Company manufactures all of its graphite electrodes in the United States, exports of graphite electrodes account for approximately 50% of the Company's annual shipments of graphite electrodes and are expected to continue to represent a substantial portion of the Company's total graphite electrode sales. As a result, the Company may be unfavorably affected, as compared with its competitors producing in foreign markets, by factors such as currency exchange rates, labor stability and environmental considerations.

Declining Consumption and Industry Capacity

     The consumption of graphite electrodes by Electric Arc Furnace ("EAF") steelmakers relates directly to the rate and efficiency of EAF steel production. The EAF steel industry has shown declining consumption patterns for graphite electrodes due to, among other reasons, improvements in EAF technology and operating efficiencies that have reduced the quantity of graphite electrodes consumed per ton of steel produced, i.e., the "specific consumption" of graphite electrodes. This historical decline in specific consumption, as well as occasional overcapacity in the graphite electrode industry, has depressed electrode prices in the past. To the extent that growth in EAF steel production does not offset the decline in specific consumption of electrodes, or there is a significant increase in electrode manufacturing capacity, the Company's results of operations could be materially adversely affected.


Limited Availability and Pricing of Needle Coke Feedstocks

     The Company requires low sulfur decant oil in the manufacture of needle coke. While almost all large, integrated oil refineries produce decant oil, only a limited number of refineries on the Texas Gulf Coast produce a low sulfur decant oil suitable for the Company's use. The Company's competitors in needle coke manufacturing, Conoco, Inc. and UNO-VEN Company, operate large, integrated refineries that have the ability to desulfurize decant oil. The Company does not have feedstock desulfurization capability and is dependent on the purchase of its low sulfur decant oil requirements from refineries that do have such capability or that process low sulfur crude oils. There is no assurance that the Company will be able to obtain an adequate quantity of suitable feedstocks at all times in the future or at acceptable prices.

     The Company purchases approximately 1,200,000 barrels per year of decant oil at prices slightly higher than the spot market U.S. Gulf Coast price for heavy fuel oil in effect at the time of lifting. These prices can fluctuate significantly for various reasons including, among other things, worldwide fluctuations in the price of crude oil and cold weather. The Company attempts to mitigate the negative effect of decant oil price increased by holding a substantial quantity in inventory (up to 90 days) and by hedging periodically with crude oil and/or heating oil future contracts.

     Since the end use for virtually all needle coke is in the manufacture of graphite electrodes, large increases in the Company's cost of decant oils can be passed on to its customers (either its ultimate electrode customers or its customers for needle coke) only if the Company's needle coke competitors (themselves oil companies) increase their needle coke prices and their customers in turn (graphite electrode producers) increase their electrode prices.


Performance Standards

     From time to time, graphite electrode manufacturers, including the Company, experience temporary declines in the quality of their graphite electrodes, frequently resulting in customer credits and reimbursements. The Company continually evaluates and implements procedures to improve electrode quality and believes that its current electrode performance meets the quality requirements of its customers. Moreover, the Company has implemented a modernization program which is intended to enhance further the Company's ability to consistently manufacture electrodes of acceptable quality. There can be no assurance, however, that temporary declines in electrode product quality will not recur or that customers or potential customers will not perceive that there is a quality problem with the Company's electrodes.


Dependence on Energy Supplies

     The Company purchases its energy requirements at four of its five plants. At the Company's plant at Niagara Falls, electrical energy is supplied by the Power Authority of the State of New York at favorable, pre-determined prices under a contract that expires in 2006. The other three plants, at St. Marys, Pennsylvania and Louisville and Calvert City, Kentucky, are supplied under conventional power contracts, whereby service could be interrupted or otherwise adversely affected by factors such as system shortages, customer priorities, weather conditions and the like. The Company also purchases natural gas at all of its plants and is affected by the availability and pricing of gas supplies.

Reliance on Needle Coke Sales to Graphite Electrode Competitors

     The Company's needle coke production capacity is currently approximately 40,000 tons per year in excess of its internal requirements. This output is currently sold to five contract customers, together with occasional spot sales to two or three others, in the United States and in western and eastern Europe. Although the Company believes that it has very good relationships with these customers and is not particularly vulnerable to significant reductions in its sales to them, these customers are also competitors in the graphite electrode market, and there can be no assurance that the Company will maintain any of these relationships on satisfactory terms.

Environmental Matters

     The Company's operations are subject to federal, state and local laws, regulations and ordinances relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. The Company does not currently have any environmental impairment insurance coverage and does not anticipate obtaining such coverage in the future.

     In connection with the agreement under which the Company acquired its operating assets from The BOC Group, plc ("BOC") (the "Asset Acquisition"), BOC, agreed to indemnify the Company, its successors and assigns, against certain liabilities, to the extent not disclosed and expressly excluded from the indemnity, arising from (i) pre-closing operations of its former divisions (regardless of whether such liabilities arose during or before BOC's ownership thereof); (ii) assets transferred to the Company pursuant to the Asset Acquisition; and (iii) pre-closing activities conducted at the real property and leased premises transferred to the Company pursuant to the Asset Acquisition. Such indemnification includes certain liabilities arising out of the use, generation, transportation, storage, treatment, release or disposal of hazardous materials; the violation of any environmental regulations; or any claim or cause of action to the effect that the Company is responsible or liable for acts or omissions of BOC concerning hazardous materials. Under the indemnity, the Company is required to pay 20% of the first $2.5 million of costs relating to such environmental claims or liabilities. Thereafter, BOC is responsible for all of such liabilities. Since the Asset Acquisition and as of October 31, 1996, the total reimbursable claims submitted to BOC have approximated $0.4 million, all of which have been paid. The BOC indemnity survives for all covered claims brought within 15 years after closing of the Asset Acquisition, which occurred in July 1988. A number of identifiable costs at the time of the Asset Acquisition, such as the need for certain pollution control equipment, receipt of certain discharge permits and the need for continued operation and maintenance of a landfill used exclusively by the Company at its St. Marys facility, were disclosed by BOC and were excluded from the indemnification. The Company has installed much of the pollution control equipment and received the discharge permits excluded from the BOC indemnity. If any of the pollution control equipment excluded from the BOC indemnity is required in the future for reactivation of production equipment or increases in capacity, the costs related thereto are not believed by the Company to be material.

     In connection with the sale (the "Specialty Products Sale") of the Company's graphite specialty products business to SGL Carbon Corporation ("SGL Corp."), the Company agreed to indemnify SGL Corp. for 80% of all environment costs in excess of an aggregate $100,000 threshold up to a maximum exposure of $6.0 million. In addition, with respect to the Company's subsidiary, Speer Canada, Inc., sold pursuant to the Specialty Products Sale, the Company agreed to indemnify SGL Corp. for 80% of all environment costs, in excess of a $100,000 threshold, relating to such subsidiary's operations prior to the consummation of the Specialty Products Sale, up to a maximum exposure of $1.5 million. As of October 31, 1996, no environmental claims have been submitted for indemnification by SGL Corp.

     Based upon the Company's experience to date and the indemnification by BOC, the Company believes that its future cost of compliance with environmental laws, regulations and ordinances, or exposure to liability for environmental claims, will not have a material adverse effect on the Company's business or financial position. However, future events, such as changes in existing laws and regulations, may give rise to additional compliance costs or liability that could have a material adverse effect on the Company's results of operations and financial condition. Additionally, the Company's lack of environmental impairment insurance coverage may subject it to material liabilities in connection with environmental matters, although to the Company's knowledge it is not currently subject to any material environmental liability.

Labor Relations

     As of July 31, 1996, the Company employed 887 people in its graphite electrode products segment, 30% of whom were salaried and 70% of whom were paid hourly, and 318 people in the calcium carbide segment, 21% of whom were salaried and 79% of whom were paid hourly. The Company's Seadrift needle coke plant is staffed entirely with salaried personnel.

     During fiscal 1996, the Company negotiated three labor contracts with unions representing its hourly employees at the St. Marys, Louisville and Calvert City facilities. The St. Marys labor agreement will expire in June 1999, while the

Louisville and Calvert City agreements will expire in July 2001 and February 2001, respectively. The Company believes that the new labor agreements were settled on terms that were satisfactory. The labor contract covering the Company's hourly work force at its Niagara Falls, New York facility will expire in January 1999. The Company believes that its relationships with the unions are stable. However, there can be no assurance that new agreements will be reached without union action or will be on terms satisfactory to the Company.


Substantial Leverage

     As of October 31, 1996, the Company had approximately $82 million of outstanding indebtedness and approximately $19 million of available borrowings under its revolving credit facility. In the event that the Company's cash flows from operations and working capital are not sufficient to fund the Company's expenditures and to service its indebtedness, the Company would be required to raise additional funds through the sale of equity securities, the refinancing of all or part of its indebtedness or the sale of assets. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations. Moreover, the Company's highly leveraged capital structure could limit significantly its ability to finance expansion and capital expenditures, to compete effectively and to operate successfully under adverse economic conditions.


Shares Eligible for Future Sale

     The Shares are available to be sold from time to time in market transactions or otherwise. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of its equity securities. The Company cannot predict when or how many of such shares of Common Stock may be offered for sale or sold to the public in the future.


Market for Common Stock

     The Company's Common Stock is quoted on the Nasdaq National Market System. No assurance can be given as to the liquidity of the market for the Common Stock or the price at which any sales may occur, which price will depend upon a number of factors, many of which are beyond the control of the Company.


Provisions Having Possible Anti-Takeover Effects

     The Company's Charter and By-Laws contain certain provisions concerning voting, issuance of preferred stock, removal of officers and directors and other provisions which may have the effect of discouraging, delaying or preventing a change in control of the Company.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. and at its Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and copies of such material can be obtained at the prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-1 (such registration statement, together with all amendments and exhibits thereto, being hereinafter referred to as the Registration Statement) under the

Securities Act of 1933, as amended (the "Securities Act") for the registration of the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the Shares offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement (including exhibits thereto) are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the offices of the Commission.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The Company hereby incorporates into this Prospectus by reference the following documents heretofore filed with the Commission.

1. The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996.

2. The description of the Company's Common Stock in the Company's Registration Statement on Form S-1 dated March 1, 1996 (Commission File No. 33-31408), together with all amendments or reports, if any, filed for the purpose of updating such description to the extent of such updating.

     All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents and information which are incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests are to be addressed to William M. Thalman, Manager of Investor Relations and External Reporting, The Carbide/Graphite
Group,  Inc.,  One Gateway  Center,  19th  Floor,  Pittsburgh,  PA 15222,  (412)
562-3752.

                                   THE COMPANY

     The Company was incorporated in the state of Delaware in June 1988 as The Carbon/Graphite Group, Inc. The name of the Company was changed to The Carbide/Graphite Group, Inc. in May 1992. The Company's executive offices are located at One Gateway Center, 19th Floor, Pittsburgh, Pennsylvania 15222, and its telephone number is (412) 562-3700.

                                 USE OF PROCEEDS

     The shares of Common Stock which may be offered hereby are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares.

                   Security Ownership of Selling Stockholders

     The following table sets forth certain information, as of November 15, 1996, regarding the beneficial ownership of shares of Common Stock by each of the Selling Stockholders, the number of Shares that may be offered by each Selling Stockholder and the number and percentage of shares of Common Stock beneficially owned assuming that all the Shares are sold to third parties.

                                                                              Amount that
                                                 Beneficial Ownership            may be          Beneficial Ownership
                                               Prior to Sale under this        offered by        After Sale under this
                                               Post-Effective Amendment         Selling        Post-Effective Amendment
                                                       (1) (2)                Stockholder               (1) (2)
                                             -----------------------------   ---------------   --------------------------
                                                  Number       Percentage        Number           Number      Percentage
                                             ------------   --------------   ---------------   ----------   -------------
Nicholas T. Kaiser  (3)(4)................       431,000              5.0 %         410,000       21,000             0.2 %
Ronald N. Clawson  (3)(5).................       155,000              1.8           140,000       15,000             0.2
Walter B. Fowler  (3)(5)..................        85,000              1.0            70,000       15,000             0.2
Stephen D. Weaver  (3)(6).................        43,500              0.5            30,000       13,500             0.2
Walter E. Damian (3)(7)...................        35,500              0.4            25,000       10,500             0.1
James G. Baldwin  (3)(8)..................        76,700              0.9            75,000        1,700               *
James R. Ball  (3)(8).....................        16,700              0.2            15,000        1,700               *
Ronald B. Kalich  (3)(8)..................        11,700              0.1            10,000        1,700               *
Roger Mulvihill  (3)......................         8,000              0.1             8,000            +               -
Robert M. Howe  (3)(8)....................         2,700                *                 -        2,700               *
Paul F. Balser  (3)(8)....................         1,700                *                 -        1,700               *
All officers and directors as a group
   (11 persons)...........................       867,500              9.9           783,000       84,500             1.0
John P. Monago (9)........................        61,000              0.7            55,000        6,000             0.1
   Vice President and Plant Manager
   (Niagara Falls)
Michael A. Kokoska........................        35,000              0.4            35,000            +               -
   District Sales Manager
Ara P. Hacetoglu  (10)....................        33,500              0.4            27,500        6,000             0.1
   Vice President and Plant Manager
   (Louisville)
Robert G. Pepler  (10)....................        31,000              0.4            25,000        6,000             0.1
   Vice President and Plant Manager
   (Calvert City)
Millard E. Walck..........................        30,000              0.4            30,000            +               -
   Controller (Niagara Falls)
Peter E. Younghans  (11)..................        28,500              0.3            22,500        6,000             0.1
   Vice President and Plant Manager
   (St. Marys)
Jim J. Trigg  (12)........................        28,000              0.3            20,000        8,000             0.1
   General Manager - Seadrift Coke, L.P.
Stanley L. Foster.........................        25,000              0.3            25,000            +               -
   Director - Environment and Planning
Stewart W. Robinson (9)...................        21,000              0.3            15,000        6,000             0.1
   Vice President - Technical (Carbide)
Samuel L. Hoff............................        20,000              0.2            20,000            +               -
   Director - Raw Materials Technology
Donald S. Masyada (9).....................        18,500              0.2            12,500        6,000             0.1
   Vice President - Electrode Sales
Gerald N. Casillo.........................        18,000              0.2            18,000            +               -
   Manager - Production and Process
   Engineering


                                                                              Amount that
                                                 Beneficial Ownership            may be          Beneficial Ownership
                                               Prior to Sale under this        offered by        After Sale under this
                                               Post-Effective Amendment         Selling        Post-Effective Amendment
                                                       (1) (2)                Stockholder               (1) (2)
                                             -----------------------------   ---------------   --------------------------
                                                  Number       Percentage        Number           Number      Percentage
                                             ------------   --------------   ---------------   ----------   -------------
Frank L. Sizemore.........................        15,000              0.2 %          15,000            +               -
   Maintenance Manager (Louisville)
Robert G. Keys............................        15,000              0.2            15,000            +               -
   Maintenance Manager - Seadrift
   Coke, L.P.
Joseph A. Garvelli........................        12,500              0.1            12,500            +               -
   Controller - Seadrift Coke, L.P.
David F. Higginbotham.....................        12,500              0.1            12,500            +               -
   International Sales Manager
Roger C. Fritz............................         2,500                *             2,500            +               -
   Manager - Information Systems
Leo E. Ehrensberger.......................         2,000                *             2,000            +               -
   Controller (St. Marys)


+ If the Selling Stockholder were to sell all of his shares offered hereby, the amount of beneficial ownership of shares reflected in this table would be zero.
*    Less than 0.1%.
(1) Unless otherwise noted, each stockholder has sole voting and investment power with respect to the shares shown.
(2) Unless otherwise noted, amounts may include shares of Common Stock issuable upon the exercise of non-vested options.
(3) For a discussion of the position, office or other material relationship between the Company and the Selling Stockholder, see the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996.
(4)  Includes 21,000 of non-vested stock options.
(5)  Includes 15,000 of non-vested stock options.
(6)  Includes 13,500 of non-vested stock options.
(7)  Includes 10,500 of non-vested stock options.
(8)  Includes 1,700 of non-vested stock options.
(9)  Includes 6,000 of non-vested stock options.
(10) Includes 13,500 of non-vested stock options.
(11) Includes 21,000 of non-vested stock options.
(12) Includes 15,500 of non-vested stock options.




                              PLAN OF DISTRIBUTION

     The Company has been advised that the Shares may from time to time be offered and sold by the Selling Stockholders to or through underwriters, through one or more agents or dealers or directly to purchasers. The distribution of the Shares may be effected from time to time in one or more transactions (which may include "block" transactions) at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company has been further advised that offers to purchase Shares may be solicited directly by the Selling Stockholders or by agents designated by the Selling Stockholders from time to time.

     If sold through agents, the Shares may be sold from time to time by means of (i) ordinary brokers' transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of any stock exchange or trading system on which the Common Stock is admitted for trading privileges (the "Markets"), in which such an agent may attempt to sell the Common Stock as agent but may position and resell all or a portion of the blocks as principal, (iii) "fixed price offerings" off the Markets (as described below) or (iv) any combination of such methods of sale, in each case at market prices prevailing at the time of sale in the case of transactions on the Markets and at prices related to prevailing market prices or negotiated prices in the case of transactions off the Markets. In connection therewith, distributors' or sellers' commissions may be paid or allowed. If an agent purchases Shares as principal, such stock may be used resold by any of the methods of sale described above.

     From time to time an agent may conduct a "fixed price offering" of Shares off the Markets. In such case, such agent would purchase a block of shares from the Selling Stockholders and would form a group of selected dealers to participate in the resale of the shares.

     If a dealer is utilized in the sale of Shares, the Selling Stockholders may sell such Shares to the dealer as principal. The dealer may then resell such Shares to the public at varying prices determined by such dealer at the time of resale.

     In connection with the sale of Shares, underwriters or agents may receive compensation from the Selling Stockholders or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters or agents may sell Shares to or go through dealers, and such dealers  may  receive  compensation  in the form of  discounts,  concessions  or commission from the underwriters or agents and/or commissions from the purchasers for whom they may act as agents. Underwriters, agents and dealers that participate in the distribution of Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act.

     Selling Stockholders may also pledge their Shares to banks, brokers or other institutions as security for margin loans or other financial accommodations that may be extended to such Selling Stockholders, and any such pledgee institution may similarly offer, sell and effect transactions in Shares. Each Selling Stockholder (and pledgee) reserves the sole right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Shares to be made directly or through agents.

     The Selling Stockholders, any pledgees and any agents, brokers, dealers or underwriters that participate with any of them in the distribution of the Shares may be deemed to be "underwriters" under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Shares by them, may be deemed to be underwriting discounts or commissions under the Securities Act.


                                  LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby are being passed upon for the Company and the Selling Stockholders by Dechert Price & Rhoads, 477 Madison Avenue, New York, NY 10022. Roger Mulvihill, a partner of Dechert Price & Rhoads, is the Secretary of the Company and holds 8,000 shares of Common Stock which are registered for sale hereunder.


                                     EXPERTS

     The consolidated balance sheets as of July 31, 1996 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1996, included in the Company's Annual Report on Form 10-K, have been incorporated herein in reliance on the report, which includes an explanatory paragraph describing an accounting change for postretirement benefits dated September 10, 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              [Outside Back Cover]

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS, AND INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY SUPPLEMENT HERETO DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SUPPLEMENT HERETO NOR ANY SALES MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.


                      Table of Contents

                                      Page

Risk Factors.............................................2
Available Information....................................5
Incorporation of Documents by
  Reference..............................................6
The Company..............................................6
Use of Proceeds..........................................6
Selling Stockholders.....................................7
Plan of Distribution.....................................8
Legal Matters............................................9
Experts..................................................9



                        THE CARBIDE/GRAPHITE GROUP, INC.

                                1,148,000 Shares
                                       of
                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS

                               November 19, 1996

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Other Expenses of Issuance and Distribution

     All expenses of issuance and distribution of the Shares, other than underwriting discounts and/or brokerage commissions which are to be paid by the Selling Stockholder, will be borne by the Registrant. The following itemized list is an estimate of such expenses:


  SEC Registration Fee ..................................              $6,136
  NASD Filing Fee .......................................                   -
  Legal Fees and Expenses ...............................               6,000
  Accounting Fees and Expenses ..........................               3,000
  Fees and Expenses of the Transfer Agent ...............                   -
  Blue Sky Fees and Expenses ............................                   -
  Miscellaneous .........................................               2,000
                                                                -------------
                                                  Total:              $17,136
                                                                =============


Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of Delaware, Article Eleven of the Registrant's Certificate of Incorporation, and Article Eight of the Registrant's By-Laws, in each case as amended form time to time, require the Registrant to indemnify all persons who it has the power to indemnify pursuant thereto to the full extent of such provisions. The Registrant has obtained a directors and officers liability insurance policy which insures such persons against loss arising from certain claims made by reason of their being directors or officers of the Registrant.

     Article 102 of the General Corporation Law of Delaware and Article Ten of the Registrant's Certificate of Incorporation permit the limitation of director's personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except in certain situations, including the breach of the director's duty of loyalty or for acts or omissions not made in good faith.

     The Asset Transfer Agreement dated as of July 9, 1988 by and among BOC, the Company and Centre Capital Investors, L.P. provides that BOC shall protect, defend, indemnify, and hold harmless the directors and officers of the Company
(i) at all times from and after the closing thereof against certain liabilities incurred as a result of the asset transfer and (ii) for fifteen years from the date of closing against liabilities with respect to environmental compliance and the use, generation, transportation, storage, treatment, release, or disposal of hazardous waste.

     The Asset Purchase Agreement dated as of January 17, 1995 between SGL Corp., the Company, C/G Specialty Products Business Trust (the "Trust") and Materials Technology Corporation provides that SGL Corp. shall, for a period of two years, defend, indemnify and hold harmless the officers, directors and employees of the Company and the Trust, respectively, from, against and in respect of certain liabilities incurred (i) by SGL Corp. subsequent to the date of the agreement, (2) as a result of SGL Corp.'s non-performance of certain provisions of the agreement or (3) with respect to certain liabilities assumed by SGL Corp.

Exhibits

Exhibit No.              Description

4.1* Specimen Certificate for Common Stock of the Company 4.2* Indenture dated August 26, 1993 between the Company and State Street Bank and Trust Company, as trustee, relating to 11-1/2% Senior Notes Due 2003, including the form of Senior Note included therein
5.1   Opinion of Dechert Price & Rhoads
23.1  Consent of Coopers & Lybrand L.L.P
23.2 Consent of Dechert Price & Rhoads (included in the opinion under item 5.1) 24.1* Power of Attorney
27.1  Financial Data Schedule (incorporated herein by reference to
      Exhibit 27.1 of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1996)
-------------------
* Previously filed with the Commission.


Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (1) (i) and (1) (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereto.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

(6) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and it, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on the 19th day of November, 1996.

                                     THE CARBIDE/GRAPHITE GROUP, INC.
                                          By /s/ Nicholas T. Kaiser
                                    ----------------------------------
                                            Nicholas T. Kaiser
                                          Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacity indicated on November 19, 1996.

       Signature                                         Title

/s/ Nicholas T. Kaiser +
----------------------------
  (Nicholas T. Kaiser)                Chairman of the Board, President,
                                      Chief Executive Officer and Director
                                      (Principal Executive Officer)

/s/ Stephen D. Weaver
----------------------------
  (Stephen D. Weaver)                 Vice President--Finance and Chief
                                      Financial Officer
                                      (Principal Financial Officer)

/s/ Jeffrey T. Jones
----------------------------
  (Jeffrey T. Jones)                  Controller -- Corporate Finance
                                      (Principal Accounting Officer)

/s/ James G. Baldwin +
----------------------------
  (James G. Baldwin)                  Director

/s/ James R. Ball +
----------------------------
   (James R. Ball)                    Director


----------------------------
   (Paul F. Balser)                   Director

/s/ Ronald N. Clawson +
----------------------------
  (Ronald N. Clawson)                 Director

/s/ Nicholas T. Kaiser for * +
-------------------------------
   (Walter B. Fowler)                 Director


-------------------------------
    (Robert M. Howe)                  Director

/s/ Nicholas T. Kaiser for * +
-------------------------------
   (Ronald B. Kalich)                 Director


  *    By:            /s/ Nicholas T. Kaiser
              -----------------------------------------
                        Nicholas T. Kaiser
                        (Attorney in Fact)

  +  Signatures representing a majority of the Company's Board of Directors.